Exhibit 99.1

Sapiens Files Annual Report on Form 20-F for the Year Ended December 31, 2022

Holon, Israel - March 29, 2023 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (the “SEC”). The annual report, which contains Sapiens’ audited financial statements, can be accessed at the SEC’s website at http://www.sec.gov, as well as via the Company’s investor relations website at https://www.sapiens.com/investor-relations/sec-filings/.

The Company will provide a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request to Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Investor Relations, at +1 917-533-4782 or yaffa.cohen-ifrah@sapiens.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative and agile. Backed by 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.  For more information, visit www.sapiens.com or follow us on LinkedIn.

Investors and Media Contact

Sapiens

Yaffa Cohen-Ifrah

Chief of Marketing Officer and Head of Investor Relations, Sapiens

Email: yaffa.cohen-ifrah@sapiens.com

Hayden IR

Kimberly Rogers
Managing Director, Hayden IR

+1 541-904-5075

kim@HaydenIR.com